UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Fractyl Health, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

35168W 108

(CUSIP Number)

February 6, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G

CUSIP No. 35168W 108	Page 2 of 7

1.	Names of Reporting Persons. CVF, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 4,673,870
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 4,673,870

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,673,870
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 9.8%
12.	Type of Reporting Person OO

13G

CUSIP No. 35168W 108	Page 3 of 7

1.	Names of Reporting Persons. HCC Manager LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 4,673,870
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 4,673,870

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,673,870
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 9.8%
12.	Type of Reporting Person HC

13G

CUSIP No. 35168W 108

ITEM 1.

(a) Name of Issuer: Fractyl Health, Inc.

(b) Address of Issuer’s Principal Executive Offices: 17 Hartwell Avenue, Lexington, Massachusetts 02421

ITEM 2.

(a) Name of Person Filing: CVF, LLC

(b) Address of Principal Business Office, or if None, Residence: 222 N. LaSalle Street, Suite 2000, Chicago, IL 60601

(c) Citizenship: Delaware

(d) Title of Class of Securities: Common Stock, par value $0.00001 per share

(e) CUSIP Number: 35168W 108

(a) Name of Person Filing: HCC Manager LLC

(b) Address of Principal Business Office, or if None, Residence: 222 N. LaSalle Street, Suite 2000, Chicago, IL 60601

(c) Citizenship: Illinois

(d) Title of Class of Securities: Common Stock, par value $0.00001 per share

(e) CUSIP Number: 35168W 108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See row 9 of the cover page.

(b)	Percent of class: See row 11 of the cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See row 5 of the cover page.

(ii)	Shared power to vote or to direct the vote: See row 6 of the cover page.

(iii)	Sole power to dispose or to direct the disposition of: See row 7 of the cover page.

(iv)	Shared power to dispose or to direct the disposition of: See row 8 of the cover page.

Percent of class is based on (i) the number of shares that may be deemed to be beneficially owned by CVF, LLC as of February 6, 2024 and (ii) the number of shares of common stock outstanding as of February 6, 2024 as reported by the Issuer in the Amendment No. 1 to its S-1 filed with the Securities and Exchange Commission on January 29, 2024.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CVF, LLC

By:	HCC Manager LLC
Its:	Managing Member

By:	/s/ Richard H. Robb
Name:	Richard H. Robb
Title:	Executive Vice President

Date:	2/14/2024

HCC Manager LLC

By:	/s/ Richard H. Robb
Name:	Richard H. Robb
Title:	Executive Vice President

Date:	2/14/2024